ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

MiNK Therapeutics, Inc.

149 Fifth Avenue, Suite 500

New York, NY 10010

Attention: President and Chief Executive Officer

Phone: (212) 994-8250

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by MiNK Therapeutics, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

September 24, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius / Joe McCann—Legal
Nudrat Salik / Daniel Gordon—Accounting

Re:	AgenTus Therapeutics, Inc. (n/k/a MiNK Therapeutics, Inc.)

Draft Registration Statement on Form S-1

Submitted January 22, 2021

CIK No. 0001840229

Ladies and Gentleman:

On behalf of MiNK Therapeutics, Inc. (the “Company”), set forth below is information in response to Comment 16 contained in the letter dated February 19, 2021 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form S-1, File No. 333-259503 (the “Registration Statement”) that was filed with the Commission. The supplemental response set forth below is based upon information provided to Ropes & Gray LLP by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY MINK THERAPEUTICS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

In this Letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. All common stock figures in this letter give effect to a [***]-for-1 stock split that the Company plans to effect on or about September 28, 2021.

16. Once you have an estimated offering price or range, please explain to us how you determined the fair value of your common stock underlying equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company supplementally advises the Staff that, based on discussions with the Company’s board of directors and input provided by the underwriters, the Company currently expects the price range for this offering to be within the range of $[***] to $[***] per share.

The estimated price range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry in general, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the estimated price range will not be subject to significant change.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with this offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Grant Date Fair Value Determinations

November 14, 2019, January 22, 2020 and January 30, 2020 Option Grants. In June 2019, the Company obtained a third-party valuation of its common stock as of February 28, 2019, which reflected an estimated fair value of $[***] per share. In determining the fair value of the shares of common stock, the third-party valuation specialist (the “Specialist”) applied a discounted cash flow analysis to estimate the business enterprise value of the Company. The Specialist could not apply a Backsolve Method to infer value from transactions in the Company’s own securities because the Company was at a very early stage (pre-clinical) and had never

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY MINK THERAPEUTICS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

conducted a third-party equity financing. The Company had a negative book value of equity and management estimated that it would be approximately five years until the Company was expected to generate revenues. Given the required investment over the next five years and significant risk of future cash flow, the Company’s total equity value was de minimis as of the valuation date using both the cost approach and the income approach, resulting in a fair value of one common share of $[***] per share when calculated using the option-pricing method. This valuation was considered by the Company in determining the fair value of shares of the Company’s common stock of $[***] per share for options granted on November 14, 2019, January 22, 2020 and January 30, 2020, on which dates options to acquire 166,982, 233,774, and 2,019,787 shares of the Company’s common stock were granted by the Company, respectively. Among the qualitative factors considered by the Company in determining the fair value of the Company’s shares of common stock were the following:

•	The Company estimated that it would be five years before a liquidity event and the Specialist applied a 25% discount for lack of marketability.

•

The discount for lack of marketability relied on the time to a liquidity event of five years and the volatility of the Company’s common stock based in part on the volatility of Agenus’ equity over a historical term commensurate with the anticipated period before a liquidity event, as well as the volatility of other companies in the biotechnology sector.

February 11, 2021 and September 13, 2021 Option Grants. In January 2021, the Company engaged the Specialist to provide a third-party valuation of its common stock as of February 1, 2021, which resulted in an estimated fair value of $[***] per share. In determining the fair value of the shares of the Company’s common stock, the third-party valuation relied on the value indications from investment bankers, based in part on the market capitalization of Agenus, ahead of the Company’s confidential submission of a draft Registration Statement on Form S-1, which were prepared using market data through October 8, 2020, and then adjusted those estimates for the market and industry performance between October 8, 2020 and the valuation date to “roll forward” the total equity value indication from October 8, 2020 to the valuation date. Since the Company had a simple capital structure, the Specialist subtracted the value of existing options using the Black-Scholes Model to incorporate the dilutive impact from the options when estimating the fair value of the Company’s common stock. This valuation was considered by the Company in its determination of the fair value of shares of common stock of $[***] per share for options granted by the Company on February 11, 2021 and September 13, 2021, on which dates options to acquire 2,131,804 and 41,745 shares of the Company’s common stock were granted, respectively. Among the qualitative factors considered by the Company in determining fair value of the Company’s common stock were the following:

•

The Company’s initiation in October 2020 of a Phase 1 clinical trial of its lead product candidate, AGENT-797, for acute respiratory disease secondary (“ARDS”) to COVID-19, as well as the preliminary results from the trial announced in February 2021 and the Company’s expectation at that time that it would have data readouts from a Phase 2 trial in the fourth quarter of 2021.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY MINK THERAPEUTICS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

•

The U.S. Food and Drug Administration’s (the “FDA”) clearance of an investigational new drug application (“IND”) for AGENT-797 for multiple myeloma, and the Company’s expectation at that time that it would commence of Phase 1 clinical trial of AGENT-797 for multiple myeloma in the first quarter of 2021.

•	The Company hired executives, including Jennifer Buell, its Chief Executive Officer, Patrick Jordan, its Chief Operating Officer, and Marc van Dijk, its Chief Technology Officer.

•

The Company selected investment bankers for a contemplated initial public offering, held an organizational meeting in December 2020, and confidentially submitted a draft Registration Statement on Form S-1 in connection with its contemplated initial public offering.

•

The Specialist estimated it would be 0.24 years before a liquidity event and a 9.7% discount for lack of marketability. These changes from the prior third-party valuation were primarily the result of the Company’s selection of investment bankers and preparation of the draft Registration Statement on Form S-1 in connection with the Company’s contemplated initial public offering.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. The Company, based on discussions with the Company’s board of directors and input provided by the underwriters, determined the estimated price range to be within the range of $[***] to $[***] per share of common stock. As noted above, the Company’s estimate of fair value of its common stock was $[***] as of February 1, 2021. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined in consultation with the underwriters based upon the factors discussed herein. The factors considered in setting the price range for this offering included:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial biotechnology companies such as the Company; and

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY MINK THERAPEUTICS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

•

an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company based on the response to and feedback from the Company’s testing-the-waters meetings.

The Company respectfully submits that the difference between the fair value of a share of common stock of $[***] at February 1, 2021, and the estimated price range of $[***] to $[***], are primarily attributable to the following factors:

•

The estimated price range assumes that the initial public offering has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. A discount for lack of marketability was applied in prior valuation judgments, as noted above, and was higher in earlier valuations given the longer assumed time to a liquidity event. On an undiscounted basis, assuming a 100% probability of an initial public offering weighting, the fair value of the common stock would have been $[***] as of February 1, 2021.

•

The Company’s commencement of a Phase 1 clinical trial of AGENT-797 for the treatment of multiple myeloma in March 2021 and the Company’s preparation of a protocol to expand its Phase 1 clinical trial for ARDS secondary to COVID-19 to ARDS secondary to other life-threatening infectious diseases, such as influenza.

•	The receipt of an IND clearance from the FDA to initiate a clinical trial for AGENT-797 for the treatment of solid tumors in August 2021.

•

The Company’s expectation that, in the fourth quarter of 2021, it will submit to the FDA an IND for the treatment of graft-versus-host-disease and, if cleared, would initiate a Phase 1 clinical trial for that indication.

•

The Company made significant additional progress in its planned IPO, including commencing and continuing to hold testing-the-waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, and the public filing of the Registration Statement with the Commission on September 14, 2021.

•

The successful completion of the initial public offering would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates, increasing the value of the Company’s common stock compared to that of a private company.

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY MINK THERAPEUTICS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

The Company believes that the increase between the fair value of its common stock as of February 1, 2021 and the anticipated price range for this offering is reasonable based on the above referenced factors.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

Bracketed and Highlighted Information Subject to Confidential Treatment Request

CONFIDENTIAL TREATMENT REQUESTED BY MINK THERAPEUTICS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2021

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7663.

Regards,

/s/ Zachary R. Blume
Zachary R. Blume

cc:	Garo Armen (MiNK Therapeutics, Inc.)

Jennifer S. Buell (MiNK Therapeutics, Inc.)

Thomas J. Danielski (Ropes & Gray LLP)